Exhibit 5.1
Tel 713.758.2977 Fax 713.615.5234
November 30, 2006
Copano Energy, L.L.C.
2727 Allen Parkway, Suite 1200
Houston, Texas 77019
Ladies and Gentlemen:
     We have acted as counsel to Copano Energy, L.L.C., a Delaware limited liability company (the “Company”), in connection with the public offering of up to 2,875,000 of the Company’s common units (including common units to be issued upon exercise of the underwriters’ option to purchase additional common units) (the “Common Units”) pursuant to the Company’s automatic shelf registration statement on Form S-3 (No. 333-138341) filed on November 1, 2006 by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”), and automatically declared effective by the Commission as of such date (the “Registration Statement”). A prospectus supplement (“Prospectus”) has been filed pursuant to Rule 424(b) promulgated under the Securities Act. Capitalized terms not defined herein shall have the meanings ascribed to them in the Underwriting Agreement dated November 30, 2006 relating to the offer and sale of the Common Units (the “Underwriting Agreement”).
     As the basis for the opinion hereinafter expressed, we have examined such statutes, including the Delaware Limited Liability Company Act (the “Delaware Act”), regulations, corporate records and documents, including the Second Amended and Restated Limited Liability Company Agreement of the Company (the “LLC Agreement”), certificates of corporate and public officials, and other instruments and documents as we have deemed necessary or advisable or the purposes of this opinion. In making our examination, we have assumed that all signatures on documents examined by us are genuine, the authenticity of all documents submitted to us as originals and the conformity with the original documents of all documents submitted to us as certified or conformed copies. We have assumed that all Common Units will be issued and sold in the manner described in the Prospectus and in accordance with the terms of the Underwriting Agreement.
     Based upon the foregoing, and subject to the limitations and assumptions set forth herein, and having due regard for such legal considerations as we deem relevant, we are of the opinion that (i) the issuance of the Common Units by the Company in accordance with the terms of the Underwriting Agreement has been duly authorized by the Company and (ii) when the Common Units have been issued and delivered in accordance with the terms of the Underwriting Agreement, the Common Units will be validly issued, fully paid and non-assessable.
     We express no opinion other than as to the federal laws of the United States of America and the Delaware Act (which is deemed to include the applicable provisions of the Delaware Constitution and reported judicial opinions interpreting those laws).
     We consent to the filing by the Company of this opinion as an exhibit to a Current Report on Form 8-K, and we further consent to the use of our name under the caption “Legal Matters” in the Prospectus. In giving these consents, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations issued thereunder.

Very truly yours,
/s/ Vinson & Elkins L.L.P.
Vinson & Elkins L.L.P.

Vinson & Elkins LLP Attorneys at Law	First City Tower, 1001 Fannin Street, Suite 2300,
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